From:	Samuel, Sally
To:	"Bernt_vonOhlen@allianzlife.com";
CC:	
Subject:	Tandy representation and Derivates language
Date:	Wednesday, August 01, 2007 9:35:36 AM
Attachments:	

Here is the language regarding derivates, which can be customized into your current disclosure on page 18:

Derivatives. As an open-end investment company registered with the SEC, the Trust is subject to the federal securities laws, including the 1940 Act, related rules, and various SEC and SEC staff positions. In accordance with these positions, with respect to certain kinds of derivatives, the Trust must "set aside" (referred to sometimes as "asset segregation") liquid assets, or engage in other SEC- or staff-approved measures, while the derivatives contracts are open. For example, with respect to forwards and futures contracts that are not contractually required to "cash-settle," the Trust must cover its open positions by setting aside liquid assets equal to the contracts' full, notional value. With respect to forwards and futures that are contractually required to "cash-settle," however, the Trust is permitted to set aside liquid assets in an amount equal to the Trust's daily marked-to-market (net) obligations, if any (i.

e., the Trust's daily net
liability, if any), rather than the notional value.
By setting aside assets
equal to only its net obligations under cash-
settled forward and futures
contracts, the Trust will have the ability to
employ leverage to a greater
extent than if the Trust were required to
segregate assets equal to the full
notional value of such contracts. The use of
leverage involves certain risks.
See "Risk Factors." The Trust reserves the
right to modify its asset
segregation policies in the future to comply
with any changes in the positions
articulated from time to time by the SEC and
its staff.

The Tandy representations for acceleration requests
are shown in the second paragraph below:

We urge all persons who are responsible
for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff
to be certain that they have provided all
information investors require for an informed
decision. Since the fund and its management
are in possession of all facts relating to the
fund's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they
have made.

Notwithstanding our comments, in the
event the fund requests acceleration of the
effective date of the pending registration
statement, it should furnish a letter, at the time

of such request, acknowledging that

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.